[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

Direct Line: (212) 859-8689
Fax: (212) 859-4000
joshua.wechsler@friedfrank.com

April 30, 2018

VIA EMAIL AND EDGAR

Justin Dobbie
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Grindrod Shipping Holdings Ltd.

Amendment No. 1 to Registration Statement on Form 20-F
Filed April 6, 2018
File No. 001-38440

Dear Mr. Dobbie:

This letter sets forth the response of Grindrod Shipping Holdings Ltd. (the “Company”) to the comment letter, dated April 16, 2018, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form 20-F, filed on April 6, 2018 (File No. 001-38440). Concurrently with this correspondence, the Company is publicly filing Amendment No. 2 to its Registration Statement on Form 20-F (as so amended, the “Registration Statement”). References to page numbers in this letter refer to the pagination of the Registration Statement. To facilitate your review, we have reproduced the Staff’s comments below with the response to a particular comment set out immediately below the comment. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Capitalization and Indebtedness, page 4

1.              We note that your capitalization at December 31, 2017 includes OACL and Unicorn Bunker, which were sold on January 1, 2018. To the extent the sale of such entities would result in material changes to your capitalization, please present a pro forma capitalization table with the historical amounts that show the disposition of OACL and Unicorn Bunker.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Registration Statement. The adjustment of total debt in the reconciliation on page 5 represents debts of OACL and Unicorn Bunker that were presented separately as ‘Liabilities associated with assets held for sale on the statement of financial position as of December 31, 2017 on page F-6.

2.              In a related matter, we note that your amounts of debt and equity in the table on page 5 do not equal the amounts in your December 31, 2017 financial statements. Please reconcile or revise these amounts.

In response to the Staff’s comment, the Company has revised the table on page 5 of the Registration Statement to separately present total debt of OACL and Unicorn Bunker that were recorded as Liabilities associated with assets held for sale in the December 31, 2017 financial statements.

Information on the Company, page 44

Business Overview, page 44

Our Competitive Strengths, page 45

3.              We note your revised disclosure on page 45 and your response to our prior comment 10 issued in our letter dated February 6, 2018, and we reissue in part. Please balance your disclosure regarding your strong balance sheet by addressing your increasing net losses in this section of your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Registration Statement.

Related Party Transaction, page 100

4.              Please revise to describe or cross-reference the material terms of your Transitional Services Agreement here and in the Management of Our Business section of your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 100 of the Registration Statement.

Notes to Financial Statements, page F-11

3 Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page F-30

(ii) Key sources of estimation uncertainty, page F-31

Ship life, residual value and impairment, page F-32

5.              We note your response to prior comment 6. We further note from page F-33 that a 1.67% decrease in charter rates for chemical tankers would result in the recoverable amount of ships being below the carrying amount. In addition, you disclose on page 11 that the market supply of drybulk carriers has increased significantly since 2005, which oversupply depresses charter rates. Furthermore, please note that paragraph 33c of IAS 36 requires that growth rates used in your cash flow analysis should not exceed the growth rate for the industry. In this regard, given the high growth rates you have disclosed in your response for 2016 and in your Form 20-F on page F-32 for 2017, please provide us with the reports from a third party service provider you mentioned in your response for both drybulk vessels and tankers. Your response should also explain how your estimates of future cash flows reflected a range of economic conditions that will exist over the remaining useful life of these vessels considering your discussions throughout the 20-F that charter rates have been volatile.

The Company respectfully advises the Staff that the 1.67% decrease in charter rates for the tankers business that would result in the recoverable amount of ships being lower than the carrying amount as referred on page F-33 pertained only to one tanker.  This particular vessel was acquired from the shipyard during the period when the prices of new vessels were at all-time high.  As for the remaining tankers, the range of percentage decrease in charter rates that would ultimately result in the recoverable amount of ships being lower than the carrying amounts is between 8.79% to 55.56%.  Furthermore, for the year ended December 31, 2017, a 5% decrease in forecasted charter rates used in the cash flow analysis, with all other inputs remaining constant, would only result in an impairment of $877,000 in tankers and no impairment in drybulk carriers, which the Company did not considered this to be material.

Significant volatility in charter rates poses a limitation on the ability to accurately estimate the shipping industry’s growth rates over an extended period of time. As such, growth rates are not typically used in the shipping industry.  However, due to the commercial sensitivity of Company-specific forecasted charter rates being made to the public, the Company opted to disclose changes in forecasted charter rates in the form of growth rates instead of the actual forecasted charter rates on page F-32 of the Registration Statement.  Such growth rates disclosed in the financial statements are computed based on changes in the forecasted chartered rates year over year.  Based on the Company’s experience in the shipping industry, industry participants are of the view that the charter rates forecasted by third party shipping research companies are generally representative of the charter rates they will contract for in the forecasted periods.  The Company pays for subscriptions to such research databases and also pays for specialist reports to assist them with their estimates. The Company respectfully advises the Staff that this information is owned by the research companies and the Company is therefore subject to confidentiality provisions and other restrictions on the use of this data. The Company’s forecasted chartered rates and comparisons of the Company’s forecasted rates and computed growth percentage to the third party estimates are being supplementally submitted to the Staff on a confidential basis to provide additional information regarding the rates the Company used in the cash flow analysis.  The charter rates forecasted by these research companies would have already taken into consideration the shipping and general market conditions, including volatility of charter rates and the excess capacity in the market.  However, given that these forecasted chartered rates were not prepared specifically for the Company, the Company has to then adjust these rates to the particular specifications of its vessels, which include factors such as eco-efficiencies, age, actual size and special features.

For the year ended December 31, 2017, growth rates for the Company’s drybulk carrier business were estimated to be between 15% to 22% for the first to third year, 0% to 1% for the fourth year and 0% for each year thereafter.  The projected charter rates used to compute the growth rates for 2018 and 2019 were based on third party estimates adjusted for specifications of its vessels as mentioned above.  When compared against third party estimates, the Company’s forecasted charter rates for

Supramax were 4%-10% lower in 2018 and 2019; and their forecasted charter rates for Handysize were 10% higher in 2018 and 4% higher in 2019. The upward adjustments for Handysize in 2018 were made to reflect the specifications of the Company’s Handysize fleet and this is consistent to how the Company derive the forecasted charter rates. For periods subsequent to 2019, given that third party estimates were not published, the Company utilizes estimated charter rates based on a historical average of the last ten years of actual charter rates.

For the year ended December 31, 2017, growth rates for the tanker business were estimated to be -14% to 23% for the first to third year, 0% in the fourth year and each year thereafter.  The projected charter rates used to compute the growth rates for the first to third year (2018 to 2020) were based on third party estimates adjusted for the specifications of Company’s vessels.  When compared against third party estimates, the Company’s forecasted charter rates for MR Tankers were 0% to 7% lower in 2018 and 2020 as the Company expects the market recovery to unfold at a more moderate pace considering the negative growth rate for MR Tankers in 2017, which was due to the unanticipated decrease in demolition of ships resulting in excess capacity in the market and falling stockpiles due to the stabilisation of oil prices which led to reduction in demand.  For forecasted charter rates beyond 2020, as third party estimates are not published, the Company assumed the forecasted charter rates to be the same as the charter rates for 2020. For Small Tankers, there was no similar third party data available, however the Company observed that the Small Tankers’ charter rates move in tandem with the MR Tankers’ charter rates and, accordingly, estimated a similar trend as the one used for MR tankers.

As discussed with the Staff, due to the volatility endemic to the shipping industry, there can be no assurance that any future forecasts will trend in a similar manner.

Should you have any questions or comments with response to this filing, please call Joshua Wechsler at (212) 859-8689 or Meredith Deutsch at (212) 859-8533.

Sincerely,

/s/ Joshua Wechsler
Joshua Wechsler

cc:                                Martyn Wade (Grindrod Shipping Holdings Pte. Ltd.)

Stephen Griffiths (Grindrod Shipping Holdings Pte. Ltd.)

Meredith Deutsch (Fried, Frank, Harris, Shriver & Jacobson LLP)